21001484

SEC Mail Processing
MAR 04 2021
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2023 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 – 44710

;SION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Integris Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1099 18th Street, Suite 2750
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen van den Heever 970-225-0425
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202 (Address) Littleton (City) Colorado (State) 80120-4544 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen van den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Stephen van den Heever

Managing Director Managing Director

Title

Notary Public

2/8/2021

ANN ENDICOTT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20204015583
MY COMMISSION EXPIRES 05-04-2024

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

Integris Securities LLC

Financial Statements and Report
of
Independent Registered Public Accounting Firm

December 31, 2020 and 2019

Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1221 W. Mineral Avenue, Suite 202
Littleton, CO 80120
303-734-4800
303-795-3356
www.HaynieCPAs.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity Owners
Integris Securities LLC
Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Integris Securities LLC, (a Colorado limited liability company), as of December 31, 2020 and 2019, and the related statements of income, changes in member's equity, and cash flows for the years then ended and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Integris Securities LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integris Securities LLC's management. Our responsibility is to express an opinion on Integris Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Integris Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Integris Securities LLC's financial statements. The supplemental information is the responsibility of Integris Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Integris Securities LLC's auditor since 2009.

Littleton, Colorado

January 28, 2021

Integris Securities LLC
Statements of Financial Condition
December 31, 2020 and 2019

	2020	2019
Assets		
Cash and cash equivalents	$ 51,353	$ 39,819
Certificate of deposit	10,330	10,284
Prepaid expenses	2,948	2,972
Interest receivable	31	31
Total Current Assets	$ 64,662	$ 53,106
Liabilities and Member's Equity		
Accrued expenses	$ 15,988	$ 12,531
Total Current Liabilities	15,988	12,531
Member's Equity		
Member's equity	48,674	40,575
Total Liabilities and Member's Equity	$ 64,662	$ 53,106

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Income and Member's Equity
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues		
Success fees	$3,130,000	$2,300,565
Interest	46	46
Total Revenues	3,130,046	2,300,611
Expenses		
Administrative expenses	71,947	67,786
Total Expenses	71,947	67,786
Net Income	3,058,099	2,232,825
Beginning Member's Equity	40,575	52,750
Capital contributions	-	-
Capital distributions	(3,050,000)	(2,245,000)
Member's Equity	$ 48,674	$ 40,575

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Transaction fees received	$3,130,000	$2,300,565
Cash paid for service fees and other expenses	(68,466)	(81,613)
Net Cash From Operating Activities	3,061,534	2,218,952
Cash Flows from Financing Activities		
Distributions paid	(3,050,000)	(2,245,000)
Net Cash From Financing Activities	(3,050,000)	(2,245,000)
Net Change in Cash	11,534	(26,048)
Cash at Beginning of the Year	39,819	65,867
Cash at End of the Year	$ 51,353	$ 39,819
Reconciliation of Net Income to Net Cash From Operating Activities		
Net income (loss)	$3,058,099	$2,232,825
Interest gained on certificates of deposit	(46)	(46)
Changes in assets and liabilities:		
Increase (decrease) in:		
Prepaid Expenses	24	(50)
Accounts payable	3,457	(13,777)
Net Cash From Operating Activities	$3,061,534	$2,218,952

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Notes to Financial Statements
December 31, 2020 and 2019

1. Organization and Significant Accounting Policies

Organization and Nature of Business

Integris Securities, LLC (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

The Company was acquired during 2007 and became the wholly owned subsidiary of Integris Holdings, LLC. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Basis of Presentation

The Statement of Financial Condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Investments

Certificate of deposit totaling $10,330 and $10,284 are held by the Company as of December 31, 2020, and 2019, respectively. The certificate bears interest of .45% and has a maturity of twenty-four months with penalty for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

Revenue Recognition

On January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605.

1. Organization and Significant Accounting Policies (continued)

Revenue Recognition (Continued)
There was no impact to retained earnings as of January 1, 2019, or to revenue for the twelve months ended December 31, 2019, after adopting ASC 606, as revenue recognition and timing of revenue did not change as a result of implementing ASC 606.

The Company follows the ASC 606 five step model to revenue recognition as follows:
- Step 1: Identify the contract with a customer
- Step 2: Identify the performance obligations in the contract
- Step 3: Determine the transaction price
- Step 4: Allocate the transaction price to the performance obligations in the contract
- Step 5: Recognize revenue when the Company satisfies a performance obligation, generally over time or at a point in time.

Success fees. The Company provides advisory services on mergers and acquisitions. Success fees under advisory arrangement are generally recognized at the point in time that the performance obligation under the contract is completed (the closing date of the transaction). Success fees are typically received on the closing date of the transaction. There are no receivables from customers as of December 31, 2020 and 2019.

Income Taxes
Integris Securities, LLC is considered a pass-through entity for tax purposes. The Company believes that it has no uncertain tax positions as of December 31, 2020, and 2019. Tax years that remain subject to examination are years 2017 and forward.

Subsequent Events
The Company has evaluated subsequent events through January 28, 2021, the date which the financial statements were available to be issued. During this period, the Company was not aware of any material recognizable subsequent events.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2020 and 2019, the Company had net capital of $45,656 and $37,418, respectively.

Integris Securities LLC
Notes to Financial Statements (continued)
December 31, 2020 and 2019

3. Related Party Transactions

In 2007 the Company entered into an agreement with its parent company, Integris Holdings, LLC for the provision of funds for operating purposes. At December 31, 2020 and 2019, there was no amount due to the parent company.

The Company also pays certain administrative expenses to Integris Holdings, LLC. In 2020 and 2019, the Company paid $39,600 and $38,478, respectively. Additionally, the Company pays distributions to Integris Holdings, LLC. In 2020 and 2019, the Company paid $3,050,000 and $2,245,000 respectively.

4. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces

The following summarizes revenue concentrations by customer for the years ended December 31, 2020 and 2019:

	2020		**2019**
Customer A and B	100%	Customer C and D	74%

Integris Securities LLC

Supplementary Information

Integris Securities LLC
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2020 and 2019

	2020	2019
Net Capital		
Total member's equity	$ 48,674	$ 40,575
Deductions		
Disallowed prepaid expenses	(2,948)	(2,972)
Non-customer interest receivable	(31)	(31)
Haircuts	(39)	(154)
Total Deductions	(3,018)	(3,157)
Total Net Capital	$ 45,656	$ 37,418
Aggregate Indebtedness		
Payables and accruals	15,988	12,531
Total Aggregate Indebtedness	$ 15,988	$ 12,531
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$ 1,066	$ 835
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 40,656	$ 32,418
Ratio of aggregate indebtedness to net capital	0.35	0.33

There were no differences between the Computation of Net Capital included in this report above and the schedule included in the Company's corresponding FOCUS Report Form IIA on December 31, 2020.

Haynie & Company
Certified Public Accountants
& Management Consultants

1221 W. Mineral Avenue, Suite 202
Littleton, CO 80120
303-734-4800
303-795-3356
www.HaynieCPAs.com

Report of Independent Registered Public Accounting Firm
Exemption Report Review

The Board of Directors and Equity Owners
Integris Securities LLC
Denver, CO

We have reviewed management's statements, included in the accompanying financial statements on page in which (1) Integris Securities LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integris Securities LLC will not be claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts as defined in Rule 15c3-3. The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC Staff.

Haynie & Company

Littleton, Colorado

January 28, 2021

Integris Securities LLC

EXEMPTION REPORT

Integris Securities, LLC, (Firm) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Integris Securities, LLC

I, Stephen van den Heever, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

January 28, 2021